UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
a publicly-held company

CNPJ/MF n.º 60.643.228/0001-21
NIRE: 35.300.022.807

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON SEPTEMBER 30, 2010

I.	DATE, HOUR AND VENUE: Held on September 30, 2010 at 12:00 p.m. at the Company’s headquarters at Alameda Santos, 1.357, 8th floor, in the city of São Paulo, State of São Paulo.

II.
ATTENDANCE: Shareholders representing the majority of the Company’s capital stock attended, according to the signatures in the Shareholders’ Attendance Book.
Also, Mr. João Adalberto Elek Junior, Company’s Investors Relations Officer, Osvaldo Ayres Filho, Company’s Controller, and André Luiz Gonçalves, Company’s Investors Relations’ General Manager and Mr. João Carlos Hopp, Fiscal Council member.

III.
CALL OF MEETING: The Notice of Meeting published on September 15, 16 and 17, 2010, in the magazine Valor Econômico (pages E2, E4 and E3) and in the Diário Oficial do Estado de São Paulo (pages 175, 176 and 177).

IV.	PRESIDING:	Osvaldo Ayres Filho – President Ana Paula de A. Pagano - Secretary

V.
AGENDA: (a) approval of the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company, executed September 13, 2010 (the “Protocol and Justification”); (b) ratification of the appointment and contracting of Baker Tilly Brasil as the specialized company responsible for assessing the net book value of Alícia Papéis S.A. and preparing the respective report on its net book value (the “Assessment Report”); (c) examination, discussion and vote on the Assessment Report; (d) merger of the whole net book value of Alicia Papéis S.A. into the Company, in accordance with the terms and conditions established in the Protocol and Justification, with no increase in the value of the Company’s stock, and with the consequent extinction, by merger, of Alícia Papéis S.A.; (e) authorization for the Company’s Executive Officers to take all actions and make any arrangements necessary to implement the merger of Alícia Papéis S.A.; and (f) other matters in the Company’s corporate interest.

VI.
PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading of the documents related to the matters to be voted at this Extraordinary General Meeting was waived, since the presiding President stressed that the Protocol and Justification of the Merger, the appraisal report and the opinion of the Fiscal Council had been available to the attendees; (2) the vote declaration of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil S.A.  Previ was received, numbered and certified by the presiding Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of the Brazilian Corporation Law (Law no. 6404/76); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.	RESOLUTIONS: After examination and discussion of the matters on the Agenda and the respective documents, the present shareholders by a majority vote and some abstentions resolved as follows:

(a) Approve, after having taken note of the favorable opinion of the Company’s Fiscal Council with respect to the merger, the PROTOCOL AND JUSTIFICATION OF THE MERGER OF ALÍCIA PAPÉIS S.A. INTO FIBRIA CELULOSE S.A., dated September 13, 2010, pursuant to all of its terms and conditions, including the justification. The Protocol and Justification and the opinion of the Company’s Fiscal Council authenticated by those presiding as Annex 1 and Annex 2 were available to the shareholders and will be filed at the Company’s headquarters;

(b) Ratify the hiring, previously undertaken by the management of the Company, the expert assessors BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória at Av. Nossa Senhora da Penha, nº 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under nº CRC 2ES000289/O-5, inscribed with the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda under nº 27.243.377/0001-28, with its constitutive documents registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas de Vitória, ES on May 28, 1975, under nº 3.074 and last amended on September 22, 2009 under nº 43.295 Livro A 01, to appraise the net worth of ALÍCIA PAPÉIS S.A., based on its book value, and prepare the valuation report;

(c) Approve the Expert Assessment Report of the Net Assets of ALÍCIA PAPÉIS S.A. prepared by the above-mentioned experts, which is included as Annex 3 of these minutes as authenticated by those presiding and that will be filed at the Company’s headquarters, which indicates that the book value of the net assets of ALÍCIA PAPÉIS S.A. at August 31, 2010 was R$3,261,195,067.74;

(d) Approve the merger of ALÍCIA PAPÉIS S.A. into the Company, pursuant to all terms and conditions of the Protocol and Justification approved on item (c) above, with the extinction of ALÍCIA PAPÉIS S.A. merged into the Company, succeeded by the Company in all respects, being recorded that (i) the assets of the merged company be received by the Company in the amount indicated on the Expert Assessment Report, which was accepted by the legal representatives of ALÍCIA PAPÉIS S.A., (ii) in light of the fact that the Company holds all of the shares of the capital stock of the merged company, the merger is effected without increasing the capital of the Company, and the portion of the Company’s investment account corresponding to its stake in ALÍCIA PAPÉIS S.A. will be replaced by the net assets of the merged entity as transferred to it in the transaction, and the main paragraph of Article 5 of the Company’s By-laws shall remain unaltered, (iii) because of the merger under the terms of the Protocol and Justification approved above, the current headquarters of ALÍCIA PAPÉIS S.A., located in the municipality of Aracruz in the state of Espírito Santo, at Rodovia Aracruz X Barra do Riacho, km 25, s/n, parte, inscribed with the Registro de Empresas under nº 32.300.030.874, with the CNPJ/MF under nº 06.970.247/0001-17 will be extinct, and (iv) also due to the merger, the Company branch located at Rodovia Aracruz x Barra do Riacho, s/nº, Km 25, Barrado Riacho, in Aracruz, state of Espírito Santo, CEP 29.197-900, and with CNPJ/MF no. 60.643.228/0471-95 and I.E. nº 080.440.26-2 will operate the established branches of ALÍCIA PAPÉIS S.A.; and

(e) Authorize the Company’s administrators to proceed with all the actions related to the above-mentioned merger, including the registrations, recordings and transfers necessary to completely perfect the transaction.

VIII.
CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified and found to conform to the matters discussed and resolutions approved at this meeting, having been signed by everyone in attendance.

IX.
SIGNATURES: Shareholders: Votorantim Industrial S.A. p.p. Ana Paula Pagano; BNDES Participações S.A. – BNDESPar p.p. Ana Paula Pagano; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI  p.p. Vinicius Nascimento Neves; Fundos de Investimento e Investidores listed in Annex I  represented by Citibank NA p.p. Daniel Alves Ferreira; Fundos de Investimento e Investidores listed in Annex II represented by HSBC Corretora de Títulos e Valores Mobiliarios S.A. p.p. Daniel Alves Ferreira; Sergio Feijão Filho p.p Ana Paula Pagano. Company’s members: João Adalberto Elek Junior – Investors Relations’ Officer; Oswaldo Ayres Filho – Company’s Controller; André Luiz Gonçalves – Investors Relations General Manager. Fiscal Council: João Carlos Hopp.

I certify that this is a true copy of the Minutes of the Shareholders Extraordinary Meeting of Fibria Celulose S.A. held on September 30 2010, as transcribed in the minutes book.

Osvaldo Ayres Filho President	Ana Paula de A. Pagano Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: October 1, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO